 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

AXESSTEL, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

05459T10-1

(CUSIP Number)

Dragon Group International Limited

Blk 25, Kallang Avenue, #06-01,

Kallang Basin Industrial Estate,

Singapore 339416

Tel: +65.6392.6922

With a copy to:

James A. Mercer III

Sheppard Mullin Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

Tel: +1.858.720.7469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05459T10-1

1.	NAMES OF REPORTING PERSONS Dragon Group International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,319,776
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 3,319,776
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,319,776
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14.	TYPE OF REPORTING PERSON (see instructions) CO

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share, of Axesstel, Inc., a Nevada corporation (“Axesstel”). Axesstel’s principal place of business is 6815 Flanders Drive Suite 210, San Diego, California, 92121.

Item 2. Identity and Background

This Schedule 13D is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended by Dragon Group International Limited, a company organized under the laws of Singapore. Dragon Group International Limited is a publicly-traded investment holding company. Dragon Group International Limited’s business address is Blk 25, Kallang Avenue, #06-01, Kallang Basin Industrial Estate, Singapore 339416.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of Dragon Group International Limited:

Name	Occupation
Dato’ Michael Loh Soon Gnee	Chairman and Chief Executive Officer of Dragon Group International Limited, ASTI Holdings Limited and Advanced Systems Automation Limited, Chief Executive Officer of EoPlex, Inc. and Dragon Technology Distribution Pte. Ltd.
Timothy Lim Boon Liat	Executive Director and Group Administrative Officer of Dragon Group International Limited, ASTI Holdings Limited, and Group Administrative Officer of Advanced Systems Automation Limited.
Mohd. Sopiyan B. Mohd. Rashdi	Lead Independent Director of Dragon Group International Limited, Independent Director of Advanced Systems Automation Limited and Chief Executive Officer of PT Scan Nusantara a provider of network security services based in Indonesia.
Dato’ Shaarani B. Ibrahim	Independent Director of Dragon Group International Limited & CIMB Thailand and Chairman of CIMB Cambodia.
Kenneth Yu Keung Yum	Director of Dragon Group International Limited and Advanced Systems Automation Limited.

ASTI Holdings Limited, a company formed under the laws of Singapore, holds a 44.53% controlling interest in Dragon Group International Limited. ASTI Holdings Limited owns a group of companies engaged researching, designing, developing and manufacturing semiconductor equipment. The business address of ASTI Holdings Limited is Blk 25, Kallang Avenue, #06-01, Kallang Basin Industrial Estate, Singapore, 339416. Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of ASTI Holdings Limited:

Name	Occupation
Dato’ Michael Loh Soon Gnee	Chairman and Chief Executive Officer of ASTI Holdings Limited, Dragon Group International Limited and Advanced Systems Automation Limited, Chief Executive Officer of EoPlex, Inc. and Dragon Technology Distribution Pte. Ltd.
Timothy Lim Boon Liat	Executive Director and Group Administrative Officer of ASTI Holdings Limited, Dragon Group International Limited, and Group Administrative Officer of Advanced Systems Automation Limited.
Fong Wai Leong	Lead Independent Director of ASTI Holdings Limited and Group CEO of CBSA Berhad an RFID solutions provider in Southeast Asia.
Kriengsak Chareonwongsak	Independent Director of ASTI Holdings Limited and Chairman of the Success Group of Companies, a conglomerate of businesses involved in the media and knowledge industry, biotechnology, finance and securities, leisure and travel and other industries.
Peter Lai Hock Meng	Independent Director of ASTI Holdings Limited and Chairman of HML Consulting Group Pte. Ltd a corporate advisory firm.
Mandie Chong Man Sui	Non-Executive Director of ASTI Holdings Limited and Marketing Director of Dragon Technology Distribution (HK) Limited, Director of FE Global Shanghai Limited and Nanjing Dragon Treasure Boat Development Co., Ltd.

During the last five years, neither Dragon Group International Limited, ASTI Holdings Limited, nor any of their directors or officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining such director from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On September 24, 2014 Axesstel entered into Stock Purchase Agreement with Dragon Group International Limited, Dato’ Michael Loh Soon Gnee and Shi Jie Fan (collectively, the “Flexcomm Stockholders”) pursuant to which Axesstel purchased all of the outstanding ordinary shares of Flexcomm Limited, a company formed under the laws of Hong Kong, in exchange for 25,000,000 shares of Axesstel common stock. Under the Stock Purchase Agreement, Dragon Group International Limited received 3,319,776 shares of common stock in exchange for 7,885,474 ordinary shares of Flexcomm Limited.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction

Dragon Group International Limited has acquired the common stock for strategic investment purposes. Dragon Group International Limited intends to continuously review its investment. Depending upon various factors, including Axesstel’s business, prospects and financial conditions, market conditions and other factors that Dragon Group International Limited may deem relevant to its investment decision, Dragon Group International Limited may engage from time to time in certain actions, including, without limitation, increasing or decreasing its investment in Axesstel.

Other than as set forth in this Schedule 13D, including the earnout rights and board rights described in Item 6 below, there are no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that Dragon Group International Limited may, at any time, review or reconsider its position with respect to Axesstel and reserves the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 of this Schedule 13D are incorporated herein by reference. Dato’ Michael Loh Soon Gnee is the beneficial owner of 22,895,168 shares of Axesstel’s common stock and has filed a separate Schedule 13D. While Dato’ Michael Loh Soon Gnee is the Chairman and Chief Executive Officer of both Dragon Group International Limited and ASTI Holdings Limited, under the terms of those companies’ corporate governance policies, as an interested party, he is excluded from any decision with respect to the voting or investment of the shares of Axesstel common stock held by Dragon Group International Limited.

(c) Dragon Group International Limited has not effected any transaction in Axesstel common stock during the 60-day period prior to the filing of this Schedule 13D.

(d) To the knowledge of Dragon Group International Limited no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 24, 2014 Axesstel entered into a Stock Purchase Agreement with the stockholders of Flexcomm Limited, including Dragon Group International Limited, pursuant to which Axesstel acquired all of the outstanding ordinary shares of Flexcomm Limited in exchange for 25,000,000 shares of Axesstel’s unregistered common stock, par value $0.0001 per share, plus a potential earnout as described below. In connection with the Stock Purchase Agreement, Dragon Group International Limited received 3,319,776 shares of Axesstel common stock in exchange for 7,885,474 ordinary shares of Flexcomm Limited.

In addition to the 25,000,000 shares of Axesstel, Inc. common stock issued at closing, the Flexcomm Stockholders are entitled to earn an additional amount of cash and shares of Axesstel’s common stock, payable upon the achievement of certain milestones (the “Earnout”). If Flexcomm Limited’s operating subsidiary PT Scan Nusantara completes its planned listing and IPO on the Indonesia stock exchange during the 18 month period following the closing under the Stock Purchase Agreement, Axesstel has agreed to pay to the Flexcomm Stockholders an amount equal to one-third of the value of Axesstel’s ownership interest in PT Scan Nusantara, based on the IPO price. The Earnout is payable in cash, or at Axesstel’s discretion, up to 60% of the Earnout may be paid in additional shares of Axesstel common stock. One half of the amount of the Earnout is due promptly following the closing of the IPO, and the remaining amount six months following the closing of the IPO.

If PT Scan does not complete the IPO within 18 months following the closing, Axesstel, Inc. has agreed to pay to the Flexcomm Stockholders cash equal to 25% of the net income generated by Flexcomm Limited, on a consolidated basis, for each of the fiscal years ending December 31, 2015 and 2016. In addition to the cash, Axesstel, Inc. will issue to the Flexcomm Stockholders additional shares of our common stock each fiscal year, based on the amount of the net income achieved by Flexcomm Limited compared to net income targets for each fiscal year in accordance with the following schedule:

2015		2016
Flexcomm Ltd	Axesstel	Flexcomm Ltd	Axesstel
Net Income Achieved	Stock Awarded	Net Income Achieved	Stock Awarded
< $350,000	-	< $450,000	-
$350,001 - $700,000	1,000,000	$450,001 - $900,000	1,000,000
$700,001 - $1,050,000	1,500,000	$900,001 - $1,350,000	1,500,000
$1,050,001 - $1,750,000	2,500,000	$1,350,001 - $2,250,000	2,500,000
> $1,750,000	3,750,000	> $2,250,000	3,750,000

Dragon Group International Limited is entitled to receive 13.3% of any cash or additional shares of common stock issued to the Flexcomm Limited stockholders in accordance with its percentage ownership in Flexcomm Limited prior to its sale to Axesstel.

The Stock Purchase Agreement contains standard representations and warranties for a transaction of its nature. Axesstel has agreed to indemnify the Flexcomm Stockholders from any breach of its representations or warranties in the Stock Purchase Agreement. The Flexcomm Stockholders have, severally and not jointly, agreed to provide Axesstel with similar indemnification. The indemnification obligations are generally subject to a minimum basket of $500,000 and a cap of $1.5 million, except for certain fundamental representations and warranties.

Under the terms of the Stock Purchase Agreement, Axesstel agreed that for so long as the Flexcomm Stockholders beneficially own an aggregate of 20% or more of Axesstel’s outstanding common stock they can nominate two members to Axesstel’s Board of Directors. Dato’ Loh was the Flexcomm Stockholders’ initial nominee. The Flexcomm Stockholders have the right to designate one additional nominee, which they anticipate doing in the next few weeks.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Dragon Group International Limited and any other person with respect to any securities of Axesstel, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over any Axesstel securities.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Stock Purchase Agreement dated September 24, 2014 among Axesstel, Inc. and stockholders of Flexcomm Limited (incorporated by reference to Exhibit 10.1 of Axesstel, Inc.’s Current Report on Form 8-K filed with the SEC on September 25, 2014).

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2014	DRAGON GROUP INTERNATIONAL LIMITED /s/ TIMOTHY LIM
Timothy Lim Executive Director and Group Administrative Officer

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